

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Justin Schreiber
Chief Executive Officer
Conversion Labs, Inc.
800 Third Avenue, Suite 2800
New York, NY 10022

> **Re: Conversion Labs, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2020**
> **File No. 000-55857**

Dear Mr. Schreiber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 13, 2020

General

1. Please revise your discussion of Proposal 2 to state the aggregate consideration received from the issuance of the Series B Preferred Stock as well as your use or intended use of the proceeds. Please refer to Item 11(c) of Schedule 14A.

2. Please revise Annex B to include complete copy of the Certificate of Designation of Series B Convertible Preferred Stock .

3. In your next amendment please mark your form of proxy card as preliminary.

Proposal No. 2: Ratification of the January 21, 2020 Amendment, page 11

4. Please revise to clearly state the reasons for and the general effect on the rights of existing shareholders of the (i) amendment to the company's certificate of incorporation to authorize the creation of the blank check preferred stock; (ii) certificate of designation of

Series B Convertible Preferred Stock; and (iii) issuance of 3,500 Shares of Series B Preferred Stock. Please include a discussion of voting, liquidation preferences, conversion rights, redemption rights and dividend rights of the Series B preferred. Please ensure that you disclose the dilutive effect that the ratification of the Series B issuance would have on shareholders. In that regard, we note that each Series B share has 6,000,000 votes per share, which appears to represent significant voting power based on the currently issued and outstanding shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Metelitsa